

Mail Stop 4628

July 11, 2018

Via E-mail
David Zinser
Senior Vice President and Chief Financial Officer
Micron Technology, Inc.
800 S. Federal Way
Boise, ID 83716

    Re: Micron Technology, Inc.
            Form 10-K for the Fiscal Year Ended August 31, 2017
            Filed October 26, 2017
            File No. 1-10658

Dear Mr. Zinser:

      We refer you to our comment letter dated June 22, 2018 regarding potential business contacts with Syria, Sudan and North Korea. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Cecilia Blye

                    Cecilia Blye, Chief
                    Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director